EXHIBIT B

Exhibit B

SALTCHUK HOLDINGS, INC., LETTERHEAD

June 30, 2021

Board of Directors
Overseas Shipholding Group, Inc.
Two Harbour Place 302 Knights Run Avenue Suite 1200
Tampa, FL 33602

Dear Members of the Board:

On behalf of Saltchuk Holdings, Inc. (“Saltchuk”), we submit this non-binding indication of interest regarding a possible transaction in which Saltchuk, or an affiliate, would acquire 100% of the outstanding shares of common stock of Overseas Shipholding Group, Inc. (“OSG” or the “Company”) (the “Proposed Transaction”).

As of June 29, 2021, Saltchuk beneficially owns 15,203,554 shares of OSG common stock, representing approximately 17.5% of the Company’s outstanding shares.  Based on our knowledge as a stockholder of OSG and our review of publicly available information, we believe Saltchuk would be an ideal long-term home for the Company and are therefore proposing to acquire all outstanding shares of OSG that we do not already own for $3.00 per share, on a fully-diluted basis, in cash, which represents a premium of 43% to the closing price per share of $2.10 as of June 29, 2021.

By its nature, shipping has multi-decade investment cycles and shorter-term economic cycles, both of which are better supported by a privately held family business versus being traded in the public markets.  Saltchuk has the benefit of having significant experience and great confidence in the future of the Jones Act and the benefits it serves our Country.  In fact, over the last 20 years, Saltchuk has invested well over a billion dollars in new Jones Act vessels.

Saltchuk has a strong culture of employee safety and environmental stewardship.  With over 7,000 employees throughout our family of companies, we work hard to create a workplace where we would be proud to have our children work.  We believe culturally that OSG is a great fit with Saltchuk, that our values are aligned, and that our reputation can assure you, as the Board, that we will support and welcome OSG’s 715 employees into the Saltchuk organization.  Saltchuk has supported major investments at our operating companies to be industry leaders in environmental stewardship – something in which our shareholders take great pride.  This would continue with OSG as part of our family.

We, along with our team of advisors, have followed the Company closely and are familiar with its operations, assets, and, more generally, with Jones Act shipping. We are keenly aware of the challenges of the current operating environment facing OSG.  A transition to private ownership at this time with a right-sized capital structure will maximize value for current stockholders and better position the Company and its employees for future success.

The Proposed Transaction would be funded through a combination of equity capital from Saltchuk, minority capital provided by third parties, and a refinancing of the Company’s debt obligations, commitments for which would be in hand prior to signing definitive agreements. We are open to discussions with the OSG Board of Directors with respect to a potential rollover by significant existing OSG stockholders, subject to certain sizing and regulatory conditions.

Our willingness to enter into a binding agreement with respect to the Proposed Transaction would be subject to (a) negotiation and execution of a mutually satisfactory definitive acquisition agreement and related documentation with customary representations, warranties, conditions and other provisions (the “Acquisition Agreement”), (b) completion of confirmatory due diligence, including site visits, meetings with management, and customary operational, financial, legal and tax due diligence, and (c) approval of the Saltchuk board of directors. The Acquisition Agreement would be subject to standard conditions to closing, including but not limited to, satisfaction of any required regulatory approvals.  As a closely held business we are able to make decisions very quickly.  The Saltchuk Board has approved the contents of this letter.

We are prepared to move expeditiously to complete our due diligence and to negotiate the Acquisition Agreement within a 60-day confirmatory due diligence period, and to do so in a manner that would minimize disruption to the Company’s operations.  In recognition of the substantial premium we are offering to your stockholders, and the substantial resources we are committing to the Proposed Transaction, we request an exclusivity period of 60 days to enable us to complete our outstanding diligence and negotiate the Acquisition Agreement with the Company.

This letter is non-binding, does not create or impose any legal obligation on any party (including any obligation to continue discussions regarding the Proposed Transaction), and does not constitute an offer capable of acceptance. Saltchuk will not be legally bound to purchase any shares of common stock of the Company until the parties enter into definitive agreements, and then only on the terms and subject to the conditions set forth in those definitive agreements.

We would like to reiterate our enthusiasm with respect to the Proposed Transaction, as we believe it represents a unique opportunity for our respective companies, employees, and stockholders. In accordance with SEC requirements, we will file an amended Schedule 13D with the SEC which will disclose the contents of this non-binding letter.

Sincerely,

/s/ Mark Tabbutt
Mark Tabbutt
Chairman, Saltchuk Holdings, Inc.

cc:   Members of the Saltchuk Board of Directors